                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K


(Mark One)

  [   ]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934  [FEE REQUIRED]

                    For the fiscal year ended December 31, 1997

                                      OR

  [ X ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


             For the transition period from __________ to __________

                   Commission file number ____________________



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      The Terex Corporation and Affiliates' 401(k) Retirement Savings Plan



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Terex Corporation
                          500 Post Road East, Suite 320
                           Westport, Connecticut 06880

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN


Financial Statements
December 31, 1997

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN


INDEX
-------------------------------------------------------------------------------

                                                                           Page
REPORT OF INDEPENDENT ACCOUNTANTS............................................1

FINANCIAL STATEMENTS

    Statements of Net Assets Available for Benefits..........................2

    Statement of Changes in Net Assets Available for Benefits................3

    Notes to Financial Statements..........................................4-9

SUPPLEMENTAL SCHEDULES

    Item 27(a) - Assets Held for Investment Purposes........................10

    Item 27(d) - Reportable Transactions....................................11

                        Report of Independent Accountants


To the Participants and Administrative Committee of the Terex Corporation and Affiliates
401(k) Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Terex Corporation and Affiliates 401(k) Retirement Savings Plan (the "Plan") at December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Price Waterhouse LLP


Stamford, Connecticut
June 24, 1998

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31
-------------------------------------------------------------------------------


                                                                       1997            1996
                                                                  --------------  --------------
ASSETS:
Investments:
    Mutual funds, at fair value.................................  $  30,612,376   $  20,558,324
    Corporate common stock, at fair value.......................      2,258,781       1,002,461
    Guaranteed Investment Contracts, at contract value..........      1,319,101               -
    Loans to participants.......................................      1,868,108         727,962
                                                                  --------------  --------------

         Total investments......................................     36,058,366      22,288,747
                                                                  --------------  --------------

Receivables:
    Employee contributions......................................        285,373         132,297
    Employer contributions......................................        101,755          48,548
    Interest on participants loans..............................          6,182           3,766
                                                                  --------------  --------------

         Total receivables......................................        393,310         184,611
                                                                  --------------  --------------

TOTAL ASSETS....................................................     36,451,676      22,473,358
                                                                  --------------  --------------

LIABILITIES:
    Assets held for former subsidiary...........................             -       10,882,768
                                                                  --------------  --------------

NET ASSETS AVAILABLE FOR BENEFITS...............................  $  36,451,676   $  11,590,590
                                                                  ==============  ==============

                 See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------


ADDITIONS:
    Investment income.......................................... $     922,377
    Employee contributions.....................................     3,320,875
    Employer contributions.....................................       924,676
    Transfers into plan........................................    21,750,410
    Rollovers..................................................        98,598
                                                                ---------------

         Total additions.......................................    27,016,936
                                                                ---------------

DEDUCTIONS:
    Withdrawals................................................     4,016,714
    Administrative fees........................................        15,251
    Transfer out to plan of former subsidiary..................       526,248
                                                                ---------------

         Total deductions......................................     4,558,213
                                                                ---------------

NET APPRECIATION IN AGGREGATE FAIR VALUE OF INVESTMENTS........     2,402,363

         NET INCREASE..........................................    24,861,086
                                                                ---------------

NET ASSETS AT BEGINNING OF YEAR..............................      11,590,590
                                                                ---------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR............... $  36,451,676
                                                                ===============

                 See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


1.       DESCRIPTION OF THE PLAN

         General - The Terex Corporation and Affiliates' 401(k) Retirement Savings Plan (the "Plan"), was established on April 1, 1987. The Plan is a defined contribution plan that covers certain salaried and non-union hourly employees of Terex Corporation and its subsidiaries ("Terex" or the "Company") meeting minimum eligibility requirements. Certain officers of Terex serve as trustees of the Plan (the "Trustees"). The investments of the Plan are held by Massachusetts Mutual Life Insurance Company ("Mass Mutual"), the Principal Financial Group ("Principal") and Fidelity Management Trust Company ("Fidelity").

         On April 7, 1997, the Company completed the acquisition of the industrial businesses of the Simon Access division ("Simon") of Simon Engineering plc. Simon maintained a defined contribution retirement plan with Principal. On June 25, 1997, most of the assets of the plan held by Principal were transferred to Mass Mutual. Guaranteed Investment Contracts ("GICs") maturing through December 31, 2002 continue to be held by Principal. No additional employee or employer contributions are allowed to be made to these investments at Principal, nor are participants allowed to obtain loans against these accounts.

         On November 27, 1996 Terex sold a wholly-owned subsidiary, and on April 28, 1997 the former subsidiary established its own 401(k) plan. As a result, the assets of the participants of the former subsidiary are shown as a liability in the Plan's Statement of Net Assets Available for Benefits at December 31, 1996. These assets plus any contributions, withdrawals and income earned during 1997 were transferred to the plan established by the format subsidiary on April 28, 1997.

         The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         An Administrative Committee, consisting of at least three members appointed by the Company's Board of Directors, administers the benefit structure of the Plan. The Company is considered the Plan Administrator for purposes of ERISA.

         Participant Eligibility - Permanent employees may begin participation on the first day of the month following their hiring.

         Participant Contributions - Participants may contribute a maximum of 16% of their compensation to the Plan in any combination of pre or post-tax earnings. The maximum pre-tax contribution permitted under the Internal Revenue Service regulations in 1997 was $9,500. Participants are able to direct current contributions and redistribute accumulated contributions and earnings between investment funds.

         Employer Contributions - The Plan presently provides that Terex will match 50% of the first 6% of the salary that is contributed to the plan. The contribution matched by Terex is made in Terex Common Stock.

         Vesting - Participants are immediately fully vested in their voluntary contributions plus any actual earnings thereon. Participants vest in the employer contribution after one year of eligible service.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN (continued)

         Forfeitures - Nonvested employer contributions of terminated employees become forfeitures and are held in a separate account and shall be used to reduce future employer contributions. However, employees that return to service within five years from their separation date will be entitled to continue vesting on the employer contributions which were previously forfeited.

         Allocation of Earnings - Each participant's account is credited with contributions and an allocation of earnings from the respective investment funds. A participant's contributions are used to purchase shares in the various investment funds. The value of and the earnings credited to a participant's account are based on the proportionate number of shares owned by the participant and the fair value of the investment on the valuation date.

         Payment of Benefits - Upon retirement, disability or death, the entire balance of the participant's account becomes payable to the participant or designated beneficiary. Upon any other termination of employment, the participant receives the vested portion of his/her account; however, if the vested portion of the participant's account is greater than $5,000 he/she can elect to keep the investments in the Plan. Withdrawals are also permitted for financial hardship, as defined in the Plan, or upon attainment of age 59 1/2. All benefits are paid in a lump sum.

         Participant Loans - Participants may obtain loans in an amount equal to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the Plan Administrator and certain other restrictions. Terms of all loans are established by the Plan Administrator.

         Assets Held by Former Trustee- On April 1, 1995 the investment manager of the Plan was changed from Fidelity to Mass Mutual. At the time of the transfer of Plan assets to Mass Mutual, certain participants elected to maintain existing funds at Fidelity. No additional employee or employer contributions are allowed to be made to these investments at Fidelity, nor are participants allowed to obtain loans against these accounts.

         The above brief description of the Plan is intended to give a general summary of the principal provisions of the Plan. Further information about the Plan is contained in the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan Summary Plan Description. This booklet is available from the Company.


2.       SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis. The Form 5500 reports filed with the Department of Labor have been prepared on a cash basis and record Company and employee contributions when received.

         Investments - Plan investments are stated at fair value based on published market prices or other independent sources. Loans to participants are valued at cost which approximate fair value. Net appreciation (depreciation) in aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year.

         Expenses - Fees and expenses related to administering the Plan are generally paid by Terex.

         Withdrawals - Withdrawals are recognized at the time of distribution to the participant.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3.       INVESTMENTS

         The investments of the Plan are held and managed by Mass Mutual, Fidelity and Principal. A schedule of investments held at December 31, 1997 and 1996 follows:


                                                            1997                           1996
                                               ------------------------------ -----------------------------
                                                   Market           Cost          Market          Cost
                                               --------------- -------------- -------------- --------------
Mass Mutual Group Annuity Contract Fixed Fund* $   8,734,933   $  8,734,933   $  10,206,643  $  10,206,643
Mass Mutual Value Equity Fund*...............      4,149,825      3,636,949       2,769,560      2,110,311
Mass Mutual Destiny Aggressive Fund*.........      3,381,115      3,124,310       1,420,243      1,180,997
Mass Mutual Destiny Conservative Fund........        577,290        551,885         318,472        280,999
Mass Mutual Destiny All Equity Fund*.........      4,878,175      4,676,051         922,429        740,586
Mass Mutual Destiny Moderate Fund*...........      2,017,290      1,889,946         778,194        658,426
Mass Mutual Core Bond Fund...................        398,525        389,750         323,502        297,261
Mass Mutual International Equity Fund*.......      2,232,356      2,247,194         501,028        430,481
Mass Mutual Growth Fund*.....................      2,908,768      2,607,243       2,252,812      1,787,129
Mass Mutual Small Cap Value Equity Fund......      1,207,535      1,090,246         444,344        363,064
Principal Guaranteed Investment Contracts....      1,319,101      1,319,101            ---            ---
Terex Corporation Common Stock*..............      2,258,781      1,260,982       1,002,461        717,057
Fidelity Magellan Fund.......................         19,141          7,058         170,325        118,985
Fidelity Growth Company Fund.................         64,118         50,923         129,401         86,551
Fidelity Growth & Income Fund................         33,468         13,264         264,262        172,587
Fidelity Balanced Fund.......................          9,837          6,648          57,109         46,752
Loans to Participants*.......................      1,868,108      1,868,108         727,962        727,962
                                               -------------- -------------- --------------- --------------

    TOTAL....................................  $  36,058,366  $  33,474,591  $   22,288,747  $  19,925,791
                                               ============== ============== =============== ==============

* Investment represents 5% or more of net assets available for benefits at December 31, 1997.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO  FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

                                      Mass Mutual
                                      Group                      Mass Mutual   Mass Mutual                 Mass Mutual
                                      Annuity      Mass Mutual     Destiny       Destiny     Mass Mutual     Destiny       Mass
                                      Contract     Value         Aggressive   Conservative   Destiny All    Moderate    Mutual Core
                                      Fixed Fund   Equity Fund       Fund         Fund       Equity Fund      Fund       Bond Fund
                                     ----------------------------------------------------------------------------------------------
Investments at January 1, 1997.......$10,206,643   $ 2,769,560   $ 1,420,243   $ 318,472     $  922,429    $  778,194   $  323,502

Additions:
  Investment income and gain/loss....    575,328       506,827       234,371      43,139        257,757       145,452       23,280
  Contributions, loan repayments &
    transfers........................  1,565,427       358,520       375,679     104,668        484,059       206,646       67,801

Transfers into plan..................  4,098,464     2,450,693     2,590,168     425,424      4,362,912     1,538,860      224,283

Deductions - Benefits, loans issued,
  expenses & transfers............... (2,404,154)     (455,718)     (550,383)   (156,515)      (586,928)     (345,342)     (58,805)

Transfers to plan of former
  subsidiary......................... (5,306,775)   (1,480,057)     (688,963)   (157,898)      (562,054)     (306,520)    (181,536)
                                     ----------------------------------------------------------------------------------------------
Investments at December 31, 1997.....$ 8,734,933   $ 4,149,825   $ 3,381,115   $ 577,290     $4,878,175    $2,017,290    $ 398,525
                                     ==============================================================================================


                                                        Mass
                                            Mass       Mutual      Principal                  Terex
                           Mass Mutual     Mutual      Value       Guaranteed   Fidelity    Corporation
                          International    Growth      Equity     Investments   Sub Total     Common        Loans to
                           Equity Fund      Fund        Fund       Contracts      (1)         Stock       Participants     Total
                          ---------------------------------------------------------------------------------------------------------
Investments at
  January 1, 1997........$   501,028    $ 2,252,812  $  444,344   $     ---     $ 621,097   $ 1,002,461   $  727,962    $22,288,747

Additions:
  Investment income
    and gain/loss....         15,905        199,110     142,885       27,768       58,843     1,094,075         ---       3,324,740
  Contributions, loan
    repayments &
    transfers............    295,023        748,280     414,477         ---          ---        896,516    1,375,014      6,892,110

Transfers into plan......  1,951,055      1,598,899     701,544    1,343,752         ---          ---        464,356     21,750,410

Deductions - Benefits,
  loans issued, expenses
  & transfers............   (229,327)      (328,551)    (57,450)     (52,419)    (553,376)     (734,271)    (275,386)    (6,788,625)

Transfers to plan of
  former subsidiaries....   (301,328)    (1,561,782)   (438,265)        ---          ---         ---        (423,838)   (11,409,016)
                         ----------------------------------------------------------------------------------------------------------
Investments at
  December 31, 1997......$ 2,232,356    $ 2,908,768  $ 1,207,535  $1,319,101    $ 126,564   $ 2,258,781   $ 1,868,108   $36,058,366
                         ==========================================================================================================

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO  FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


3.       INVESTMENTS (continued)


                                                                            Fidelity      Fidelity
                                                             Fidelity        Growth        Growth       Fidelity
                                                             Magellan       Company        Income       Balanced      Fidelity
                                                               Fund          Fund           Fund          Fund        Sub Total
                                                          ------------- -------------- ------------- ------------- -------------
Net assets available for benefits at January 1, 1997..... $   170,325   $   129,401    $   264,262   $    57,109   $   621,097

Additions:
    Investment income & gain/loss........................      13,315        15,689         25,458         4,381        58,843
    Contributions, loan repayments & transfers...........         ---           ---            ---           ---           ---

Deductions - Benefits, loan disbursements & transfers....    (164,499)      (80,973)      (256,250)      (51,654)     (553,376)
                                                          ------------- -------------- ------------- ------------- --------------

Net assets available for benefits at December 31, 1997... $    19,141   $    64,117    $    33,470   $     9,836   $   126,564
                                                          ============= ============== ============= ============= ==============

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


4.       INCOME TAX STATUS

         The  Internal  Revenue  Service  (the  "IRS")  has  notified  the  Plan
         Administrator by a letter dated July 31, 1995 that the Plan qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the "IRC") and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax exempt status. It is the opinion of the Plan Administrator that the Plan continues to be qualified and exempt from tax under Sections 401(a) and 401(k) of the IRC.

5.       TERMINATION OF THE PLAN

         The Company believes that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the complete or partial termination of the Plan, the balance in each participant's account will be distributed as directed by the Trustees.

6.       SUBSEQUENT EVENT

         Effective January 1, 1998 the assets of the hourly- rate employees at PPM Cranes, Inc. were transferred from the Plan to the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan for Represented Employees under the terms of a negotiated collective bargaining agreement.

TEREX CORPORATION AND AFFILIATES'                               EIN #34-1531521
401(k) RETIREMENT SAVINGS PLAN                                        Plan #004

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(a)
AS OF DECEMBER 31, 1997
-------------------------------------------------------------------------------


                                                         Number of      Fair Value /
                Description                                Units       Contract Value       Cost
-----------------------------------------------------  -------------  ---------------   -------------

MUTUAL FUNDS:
   Mass Mutual Group Annuity Contract Fixed Fund.....      719,851    $   8,734,933     $  8,734,933
   Mass Mutual Value Equity Fund.....................          936        4,149,825        3,636,949
   Mass Mutual Destiny Aggressive Fund...............       20,708        3,381,115        3,124,310
   Mass Mutual Destiny Conservative Fund.............        3,894          577,290          551,885
   Mass Mutual Destiny All Equity Fund...............       26,847        4,878,175        4,676,051
   Mass Mutual Destiny Moderate Fund.................       12,880        2,017,290        1,889,946
   Mass Mutual Core Bond Fund........................          444          398,525          389,750
   Mass Mutual International Equity Fund.............        9,922        2,232,356        2,247,194
   Mass Mutual Growth Fund...........................       14,606        2,908,768        2,607,243
   Mass Mutual Small Cap Value Equity Fund...........        1,780        1,207,535        1,090,246
   Fidelity Magellan Fund............................          201           19,141            7,058
   Fidelity Growth Company Fund......................        1,480           64,118           50,923
   Fidelity Growth & Income Fund.....................          878           33,468           13,264
   Fidelity Balanced Fund............................          644            9,837            6,648
                                                                      --------------   --------------
       Total Mutual Funds............................                    30,612,376       29,026,400

COMMON STOCK:
   Terex Corporation Common Stock....................       58,012        2,258,781        1,260,982

INVESTMENT CONTRACTS:
   Principal Financial Group Guaranteed Investment Contracts              1,319,101        1,319,101

LOANS TO PARTICIPANTS, AT INTEREST RATES RANGING FROM 8.00%
   TO 11.00%, MATURING THROUGH DECEMBER 31, 2002............              1,868,108         1,868,108
                                                                      --------------   ---------------

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES....................         $  36,058,366    $   33,474,591
                                                                      ==============   ===============

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

REPORTABLE TRANSACTIONS - ITEM 27(d)
FOR THE YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------

The following series of transactions were in excess of 5% of the fair value of plan assets at the beginning of the Plan year:

                                                                                   Number and
                                                                                     Type of         Realized
                 Description                      Purchases          Sales        Transactions      Gain/(Loss)
---------------------------------------------- ----------------- --------------- --------------  ----------------
Mass Mutual Group Annuity Contract
  Fixed Fund.................................  $   5,130,575     $   2,294,471         *         $       ---

Mass Mutual Value Equity Fund................  $   2,925,551     $     354,979         *         $     354,938

Mass Mutual Destiny Aggressive Fund..........  $   3,002,092     $     567,996         *         $     567,914

Mass Mutual Destiny All Equity Fund..........  $   4,942,625     $     663,541         *         $     657,473

Mass Mutual Destiny Moderate Fund............  $   1,789,280     $     384,569         *         $     370,632

Mass Mutual International Equity Fund........  $   2,263,989     $     315,287         *         $     308,535

Mass Mutual Growth Fund......................  $   2,080,128     $     339,256         *         $     338,136

Mass Mutual Small Cap Value Equity Fund......  $     995,628     $      60,720         *         $          57

Principal Financial Group Guaranteed
   Investment Contracts......................  $   1,343,752     $      53,290         *         $         ---


* Massachusetts Mutual Life Insurance Company and the Principal Financial Group, the record keepers, cannot provide this information.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   The Terex Corporation and Affiliates'
                                   401(k) Retirement Savings Plan


                                   __________________________________________
Date:  June 25, 1998               By:  /s/ Joseph F. Apuzzo
                                        Joseph F. Apuzzo
                                        Vice President Finance and Controller
                                        Terex Corporation